CORPORATE DEVELOPMENT CAPITAL, LLC

Information Relating to Possession or Control Requirements and Computation for
Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(i).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$	-
Additions		-
Reductions		-
Balance of such claims at December 31, 2015	$	-